Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Cillian Lynch, Esq.

(202) 419-8416

clynch@stradley.com

August 28, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

New York Regional Office

200 Vesey Street, Suite 400

New York, NY 10281

Attention: Ms. Megan Miller, Esquire

Re:	VanEck VIP Trust

File No. 811-05083

Dear Ms. Miller:

This is an update to our initial letter, dated June 30, 2017, to reflect clarifying comments communicated telephonically following the filing of our initial letter. Per your clarifying comments, we have revised our responses to Comments 2 and 7, below. All other responses are unchanged from our initial letter. On behalf of VanEck VIP Trust (the “Registrant”), and the series VanEck VIP Unconstrained Emerging Markets Bond Fund, VanEck VIP Emerging Markets Fund, VanEck VIP Global Hard Assets Fund, VanEck VIP Global Gold Fund, and VanEck VIP Long/Short Equity Index Fund (each a “Fund” and collectively, “Funds”) the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) initially communicated telephonically on June 1, 2017, with respect to the Registrant’s annual shareholder report for each Fund (each an “Annual Report” and collectively, “Annual Reports”). Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.	Comment: The name and signature of the Funds’ auditor is not included on the Accountant’s Report on Internal Control, filed on NSAR-B. Please update and re-file the accountant’s letter, per the instructions to Form N-SAR, Sub-Item 77B.

Response: The amended NSAR-B filing was filed on EDGAR on June 15, 2017.

2.	Comment: In the Financial Highlights to each Fund’s Annual Report, state in a footnote to the “Total return” line item that performance figures do not include insurance-related costs, and if they did, the returns would be lower. Please refer to the disclosure in the Financial Highlights included in the Funds’ prospectus.

U.S. Securities and Exchange Commission

Response: The Registrant notes that the Performance Comparisons included in each Fund’s Annual Report includes disclosure regarding the inclusion of insurance-related costs. The Registrant agrees however, to revise subsequent Financial Highlights sections of each Fund’s Annual Report to include the following footnote to the “Total return” line item:

Total return does not include fees and expenses imposed under your variable annuity contract and/or life insurance policy. If these amounts were reflected, the return would be lower than that shown.

3.	Comment: Per ASC 820-10-50-2D, for recurring fair valuation measurements categorized as L3, please disclose the amount of the total gains or losses for the period included in earnings that is attributable to the change in unrealized gains or losses relating to those assets and liabilities held at the end of the reporting period, and the line items in statement of income in which those gains or losses are recognized.

Response: The Funds inform the Staff that this information is currently disclosed, where applicable, in the relevant Fund’s Schedule of Investments in the Level 3 roll-forward table. The VanEck VIP Emerging Markets Fund and the VanEck VIP Global Hard Assets Fund disclose this information at the end of their respective Schedule of Investments following the below language:

The following table reconciles the valuation of the Fund’s Level 3 investment securities and related transactions during the year ended December 31, 2016[.]

The roll-forward table also references all line items in the statement of income in which those gains and losses are recognized.

4.	Comment: The Funds’ Financial Highlights disclose not only gross and net expense ratios, but also expenses excluding interest expense. Please consider moving the expense ratio excluding interest to a footnote to the Financial Highlights, and disclosing only the expense ratios required by the form.

Response: The Funds note the Staff’s position, however, management views the additional expense ratios currently included in the Financial Highlights section of the Annual Reports as useful information to each Fund’s shareholders, given that they provide an accessible reference for assessing compliance with the expense caps set forth in each Fund’s prospectus. Management believes that including such additional expense ratios in the footnotes following the Financial Highlights table would be potentially confusing and less shareholder friendly.

5.	Comment: The staff noted that accrued expenses on certain of the Funds’ balance sheets represent a large portion of total liabilities. Please confirm that all material liabilities have been disclosed in accordance with Reg S-X 6-04.10.

U.S. Securities and Exchange Commission

Response: The Funds confirm that all material liabilities have been disclosed in accordance with Regulation S-X 6-04.10.

6.	Comment: Please explain why the summary of investments by sector is unaudited. Section 7.28 of the 2016 Audit and Accounting Guide calls for this section to be audited.

Response: The summary of investments by sector will be audited in the Funds’ future Form N-CSR filings.

7.	Comment: With regard to the VIP Long/Short Equity Index Fund, the staff noted a 33% investment in PowerShares DB US Dollar Index Bullish Fund. Please include a statement indicating that the underlying fund’s shareholder reports and registration documents are available free of charge on the SEC’s website, at https://www.sec.gov/.

Response: The Funds will add the following sentence to the next update to the VIP Long/Short Equity Index Fund Annual Report, in the Schedule of Investments:

Each underlying fund’s shareholder reports and registration documents are available free of charge on the SEC’s website, at https://www.sec.gov/.

8.	Comment: For Funds that have waived expenses, please supplementally confirm if any of the fees waived are subject to recapture. If so, please explain the terms of such a recapture, and the amounts of any recaptured expenses during the covered period, in the Notes to Financial Statements.

Response: Fees waived or reimbursed by the Adviser are not subject to recapture.

Please do not hesitate to contact me at (202) 419-8416 or Fabio Battaglia at (215) 564-8077, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Cillian Lynch
Cillian Lynch, Esquire

cc:	Laura Martinez, Esquire
Matthew Babinsky, Esquire
Fabio Battaglia, Esquire
Alison M. Fuller, Esquire